Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated March 7, 2013

$[—] Capped Participation Notes due September 18, 2014 Linked to the Performance of Gold Global Medium-Term Notes, Series A, No. C-499

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date†:	March 13, 2013

Issue Date†:	March 18, 2013

Averaging Dates†:	September 9, 2014*, September 10, 2014*, September 11, 2014*, September 12, 2014* and September 15, 2014* (September 15, 2014* the “final averaging date”)

Maturity Date†:	September 18, 2014**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The settlement price of Gold as described under “Description of the Reference Asset” in this preliminary pricing supplement.

Payment at Maturity:

If the final price of Gold is greater than the initial price of Gold, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount Note equal to the reference asset return multiplied by the participation rate, subject to the maximum return on the Notes. For example, if the reference asset return is 12.80% or more, you will receive the maximum return on the Notes of 16.00%***, which entitles you to the maximum payment of $1,160.00*** for every $1,000 principal amount Note that you hold. Accordingly, if the reference asset return is greater than 0%, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × Participation Rate × Reference Asset Return]

***      The actual maximum return and maximum payment on the Notes will be set on the initial valuation date and will not be less than 16.00% and $1,160.00, respectively.

If the final price of Gold declines from the initial price of Gold by no more than 10.00%, resulting in a reference asset return equal to or less than 0% and greater than or equal to -10.00%, you will receive the principal amount of your Notes at maturity.

If the final price of Gold declines from the initial price of Gold by more than 10.00%, you will lose 1.00% of the principal amount of your Notes for every 1.00% that the final price declines from the initial price. Accordingly, if the reference asset return is less than -10.00%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

You will lose some or all of your investment at maturity if the final price of Gold declines from the initial price of Gold by more than 10.00%. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Maximum Return:	[16.00%-22.00%]*** *** The actual maximum return and maximum payment on the Notes will be set on the initial valuation date and will not be less than 16.00% and $1,160.00, respectively.

Participation Rate:	125.00%

Initial Price:	USD[—]/troy ounce, which is the settlement price of Gold on the initial valuation date.

Final Price:	The arithmetic average of the settlement price of Gold on each of the five averaging dates.

Scheduled Trading Day:	A day on which the relevant primary market is open for trading for its regular trading session, as determined by the Calculation Agent in its sole discretion.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TQR1 / US06741TQR13

†

Expected. In the event we make any change to the expected initial valuation date and issue date, the averaging dates and maturity date will be changed so that the stated term of the Notes remains the same.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets— Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-4] of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99.00%
Total	$	$	$

‡

Barclays Capital Inc. will receive commissions from the Issuer equal to 1.00% of the principal amount of the Notes, or $10.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an initial price of USD1,574.25 /troy ounce, a maximum return of 16.00% and the final prices as set forth below. The actual initial price and maximum return will be determined on the initial valuation date, and the actual final price will be determined based on the settlement price of Gold on each of the five averaging dates. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price (USD/troy ounce)[1]	Reference Asset Return	Participation Rate	Payment at Maturity	Total Return on Notes
3,148.50	100.00%	125.00%	$1,160.00	16.00%
2,991.08	90.00%	125.00%	$1,160.00	16.00%
2,833.65	80.00%	125.00%	$1,160.00	16.00%
2,676.23	70.00%	125.00%	$1,160.00	16.00%
2,518.80	60.00%	125.00%	$1,160.00	16.00%
2,361.38	50.00%	125.00%	$1,160.00	16.00%
2,203.95	40.00%	125.00%	$1,160.00	16.00%
2,046.53	30.00%	125.00%	$1,160.00	16.00%
1,889.10	20.00%	125.00%	$1,160.00	16.00%
1,775.75	12.80%	125.00%	$1,160.00	16.00%
1,731.68	10.00%	125.00%	$1,125.00	12.50%
1,652.96	5.00%	125.00%	$1,062.50	6.25%
1,613.61	2.50%	125.00%	$1,031.25	3.13%
1,574.25	0.00%	125.00%	$1,000.00	0.00%
1,495.54	-5.00%	125.00%	$1,000.00	0.00%
1,416.83	-10.00%	125.00%	$1,000.00	0.00%
1,338.11	-15.00%	125.00%	$850.00	-15.00%
1,259.40	-20.00%	125.00%	$800.00	-20.00%
1,101.98	-30.00%	125.00%	$700.00	-30.00%
944.55	-40.00%	125.00%	$600.00	-40.00%
787.13	-50.00%	125.00%	$500.00	-50.00%
629.70	-60.00%	125.00%	$400.00	-60.00%
472.28	-70.00%	125.00%	$300.00	-70.00%
314.85	-80.00%	125.00%	$200.00	-80.00%
157.43	-90.00%	125.00%	$100.00	-90.00%
0.00	-100.00%	125.00%	$0.00	-100.00%

[1]	The final price will be the settlement price on any averaging date as described under “Description of the Reference Asset” in this preliminary pricing supplement.

PPS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from an initial price of USD1,574.25/troy ounce to a final price of USD1,731.68/troy ounce, resulting in a reference asset return of 10.00%.

Because the reference asset return is greater than 0% and does not exceed the maximum return of 16.00%, the investor receives a payment at maturity of $1,125.00 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Participation Rate × Reference Asset Return]

$1,000 + [$1,000 × 125.00% × 10.00%] = $1,125.00

The total return on the investment of the Notes is 12.50%.

Example 2: The price of the reference asset increases from an initial price of USD1,574.25/troy ounce to a final price of USD2,203.95/troy ounce, resulting in a reference asset return of 40.00%.

Because the reference asset return is greater than 0% and exceeds the maximum return of 16.00%, the investor receives a payment at maturity of $1,160.00 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on the investment of the Notes is 16.00%, the maximum return on the Notes.

Example 3: The price of the reference asset decreases from the initial price of USD1,574.25/troy ounce to a final price of USD1,495.54/troy ounce, resulting in a reference asset return of -5.00%.

Because the reference asset return is equal to or less than 0% and greater than or equal to -10.00%, the investor receives the principal amount of the Notes at maturity.

The total return of the investment of the Notes is 0.00%.

Example 4: The price of the reference asset decreases from the initial price of USD1,574.25/troy ounce to a final price of USD944.55/troy ounce, resulting in a reference asset return of -40.00%.

Because the final price of Gold declines from the initial price of Gold by more than 10.00%, the investor receives a payment at maturity of $600.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

$1,000 + [$1,000 × -40.00%] = $600.00

The total return on the investment of the Notes is -40.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Averaging Dates, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

PPS-3

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because (i) a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible, and (ii) the executory contract tracks the value of gold only to a limited extent. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

PPS-4

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference asset return is positive or negative. If the final price of Gold declines from the initial price of Gold by more than 10.00%, your investment will be fully exposed to any decline in the reference asset from the initial price, and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final price of the reference asset is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the reference asset, which may be significant. We refer to this percentage as the maximum return, which will be set on the initial valuation date and will not be less than 16.00%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition the Issuer is a member of the London Gold Market Fixing Ltd., which determines the settlement price of Gold that is used for the initial price of Gold on the initial valuation date and the final price of Gold on any averaging date. Actions by the London Gold Market Fixing Ltd. may have an adverse effect on the price of Gold and therefore on the market value of the Notes. No member of the London Gold Market Fixing Ltd., including the Issuer, will have any obligations with respect to the amounts to be paid to you on the maturity date, or to consider your interests as an owner of Notes when it takes any actions that might affect the market value of the Notes. Although the Issuer is a member of the London Gold Market Fixing Ltd., the Issuer has no ability to control or predict the actions of the London Gold Market Fixing Ltd. These actions could include errors in information disclosed by the London Gold Market Fixing Ltd. or any discontinuance by them of that disclosure. However, we may currently, or in the future, engage in business with the London Gold Market Fixing Ltd. and any member of the London Gold Market Fixing Ltd. Neither we, nor any of our affiliates or any other member of the London Gold Market Fixing Ltd., assume any responsibility for the adequacy or accuracy of any publicly available information about Gold, whether the information is contained herein or otherwise. You should make your own investigation into Gold and the London Gold Market Fixing Ltd.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PPS-5

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Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•

The Payment at Maturity on Your Notes is Not Based on the Price of Gold at Any Time Other than the Averaging Dates—The reference asset return will be based solely on the settlement price of Gold on the averaging dates relative to the initial price (subject to adjustments as described in the prospectus supplement). Therefore, if the price of Gold drops precipitously on one or more of the averaging dates, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of Gold at a time prior to such drop. Although the price of Gold on the maturity date or at other times during the life of your Notes may be higher than the settlement price of Gold on the averaging dates, you will not benefit from the price of Gold at any time other than the averaging dates.

•

Owning the Notes is not the Same as Owning Gold, Futures Contracts for Gold or Certain Other Commodity Related Contracts Directly—The return on your Notes will not reflect the return you would realize if you actually purchased Gold, futures contracts for Gold or exchange-traded or over-the-counter instruments based on the price of Gold. You will not have any rights that holders of such assets or instruments have.

•

Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably— Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes and the payment you will receive on the Notes, if any.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some cases, and prices have experienced unprecedented volatility since that time. In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of the reference asset and, as a result, the market value of the Notes.

•

The Notes May Be Subject to Certain Risks Specific to Gold—Gold is a precious metal. Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, a number of additional factors specific to precious metals, and in particular Gold, might cause price volatility. These may include, among others:

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations;

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally;

•	precious metal leasing rates;

•	currency exchange rates;

•	level of economic growth and inflation; and

•

degree to which consumers, governments, corporate and financial institutions hold physical gold as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

PPS-6

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of Gold; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably—Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time. In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of reference asset and, as a result, the market value of the Notes.

•

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes—The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the reference asset, therefore, the value of the Notes.

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Changes in Law or Regulation Relating to Commodities May Adversely Affect the Market Value of the Notes and the Amounts Payable on Your Notes—Commodities are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted. While The CFTC has proposed and adopted many of the required regulations, the Dodd-Frank regulatory scheme has not yet been implemented and the ultimate nature, scope and impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation and the CFTC has adopted such rules, although they have not yet become effective. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. Industry trade groups have filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits. On September 28, 2012, the U.S. District Court of Columbia granted a summary judgment motion in favor of the industry trade groups that vacated and remanded the position limit rules adopted by the CFTC. However, the CFTC may contest this ruling. If the ruling is reversed, the proposed position limits may become effective in the future. In addition, the CFTC may promulgate similar rules, which could restrict the rules on

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position limits effecting transactions in the futures markets and could substantially reduce liquidity and increase volatility in commodities markets, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority, the successor to the Committee of European Securities Regulators, which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in commodities, which could adversely affect the prices of commodities and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity.

Description of the Reference Asset

The official U.S. dollar cash buyer settlement price (the “settlement price”) that will be used for the initial price of Gold on the initial valuation date and the final price of Gold on the averaging dates will be determined as described below:

Where the reference asset is Gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page “GOFO” that displays prices effective on the initial valuation date and the averaging dates, as applicable. The members of The London Gold Market Fixing Limited consist of the Issuer, The Bank of Nova Scotia—Scotia Mocatta, Deutsche Bank AG London, Societe Generale Corporate & Investment Banking, and HSBC. The fix is carried out twice a day, at 10:30 a.m. and 3:00 p.m. London local time via telephone by the 5 members, and the applicable settlement price will be based on the 3:00 p.m. fix. For reference purposes only, the settlement price of Gold on the initial valuation date and the averaging dates may be seen on GOLDLNPM on Bloomberg; provided, however, if there is any discrepancy between the prices specified published on Bloomberg and the prices determined by the calculation agent, the prices determined by the calculation agent shall prevail.

The settlement price of the reference asset on March 4, 2013 was US$1,574.25/troy ounce.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association as reported by Bloomberg, L.P on GOLDLNPM from January 1, 2008 through March 4, 2013.

We obtained the information below regarding GOLDLNPM from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of Gold on any day during the term of the Notes, including on any of the averaging dates. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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